Exhibit 99.2

PRESS RELEASE

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd. P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Québec J0A 1B0
Canada
www.cascades.com

Cascades Announces Notice of Redemption for Any and All of its 7 3⁄4% Senior

Notes due 2017 and 7 3⁄4% Senior Notes due 2016

KINGSEY FALLS, QC, June 19 - Cascades Inc. (TSX:CAS), a leader in recovery and the manufacturing of green packaging and tissue paper products, announced today that it has issued notices of redemption for any and all of its 7 3⁄4% Senior Notes due 2017 and 7 3⁄4% Senior Notes due 2016 (collectively, the “Notes”) that remain outstanding after the consummation of its previously announced offer to purchase and consent solicitation relating to the Notes set to expire at 9:00 a.m., New York City time, on July 3, 2014. For each series of Notes, the redemption date is July 21, 2014, and the redemption price is 103.875% of the principal amount plus accrued and unpaid interest to, but not including, July 21, 2014. Cascades will use the proceeds of its previously completed private offering of 5.50% Senior Notes due 2022 and 5.50% Senior Notes due 2021 to fund the redemption.

This press release shall not constitute an offer to sell, or the solicitation of an offer to buy, any securities, nor shall there be any sales of securities mentioned in this press release in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Certain statements in this release, including statements regarding future results and performance, are forward-looking statements (as such term is defined under applicable securities law, including the Private Securities Litigation Reform Act of 1995) based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Company’s products, increases in raw material costs, fluctuations in selling prices and adverse changes in general market and industry conditions and other factors listed in the Company’s Securities and Exchange Commission and Canadian Securities Commissions filings.

Founded in 1964, Cascades produces, converts and markets packaging and tissue products that are composed mainly of recycled fibres. The Company employs more than 12,000 employees, who work in over 100 production units located in North America and Europe. With its management philosophy, half a century of experience in recycling, and continuous efforts in research and development as driving forces, Cascades continues to deliver the innovative products that customers have come to rely on. Cascades’ shares trade on the Toronto Stock Exchange, under the ticker symbol CAS.

Source

Riko Gaudreault

Director, Investor Relations

Cascades Inc.

514 282-2697

riko_gaudreault@cascades.com

PRESS RELEASE

Cascades Inc.	Telephone: 819-363-5100
404 Marie-Victorin Blvd. P.O. Box 30	Fax: 819-363-5155
Kingsey Falls, Québec J0A 1B0
Canada
www.cascades.com

Web site: www.cascades.com

Green by Nature Blog: http://blog.cascades.com/

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Twitter: twitter.com/@CascadesDD | twitter.com/@CascadesSD | twitter.com/@CascadesInvest

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